SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEWSTAR FINANCIAL, INC.

(Name of the Issuer)

NewStar Financial, Inc.

First Eagle Holdings, Inc.

FE Holdco, LLC

FE Merger Sub, Inc.

Corsair Capital LLC

Corsair II, L.P.

Corsair II, L.L.C.

Corsair PTJB, LLC

Corsair III Financial Services Capital Partners, L.P.

Corsair III Financial Services Offshore 892 Partners, L.P.

Corsair III Management, L.P.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65251F105

(CUSIP Number of Class of Securities)

Robert K. Brown NewStar Financial, Inc. 500 Boylston Street, Suite 1250 Boston, MA 02116 (617) 848-2500	David O’Connor First Eagle Holdings, Inc. 1345 Avenue of the Americas, 48th Fl New York, NY 10105 (212) 698-3300	Jimmy Wang Corsair Capital LLC 717 Fifth Avenue, 24th Floor New York, NY 10022 (212) 224-9425

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Lee Meyerson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Thomas J. LaFond Lisa R. Haddad Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	John Amorosi Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$517,035,129.76	$64,370.87**

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated by multiplying the 41,555,754 outstanding shares of common stock (including 789,967 shares of common stock subject to vesting) by the per share merger consideration of $12.44, which consists of $11.44 in upfront per share consideration and one contingent value right that NewStar estimates could result in additional cash payments of up to $1.00 per share, and adding the foregoing product to $81,550.00, the product obtained by multiplying the 35,000 shares of common stock subject to outstanding employee stock options by $2.33, the per share merger consideration of $12.44 less the $10.11 weighted average exercise price per share of such outstanding employee stock options (in each case, as of the close of business of November 6, 2017). As all of the warrants have an exercise price per share of $12.62, which is lower than the per share merger consideration of $12.44, no consideration will be payable in respect of the 12,000,000 shares of common stock subject to outstanding warrants.

**	In accordance with Exchange Act Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001245 by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $64,370.87	Filing Party: NewStar Financial, Inc.

Form or Registration No.: Schedule 14A	Date Filed: November 9, 2017

Introduction

This Transaction Statement on Schedule 13E-3 (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) NewStar Financial, Inc. (“NewStar”); (ii) FE Merger Sub, Inc. (“Merger Sub”); (iii) FE Holdco, LLC (“FE Holdco”); (iv) First Eagle Holdings, Inc. (“First Eagle”); (v) Corsair Capital LLC; (vi) Corsair II, L.P.; (vii) Corsair II, L.L.C.; (viii) Corsair PTJB, LLC; (ix) Corsair III Financial Services Capital Partners, L.P.; (x) Corsair III Financial Services Offshore 892 Partners, L.P. and (xi) Corsair III Management, L.P. (each of the foregoing, a “Filing Person”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 16, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among NewStar, First Eagle, FE Holdco and Merger Sub. In connection with the entry into the Merger Agreement, NewStar also entered into the Asset Purchase Agreement, dated as of October 16, 2017 (as it may be amended from time to time, the “Asset Purchase Agreement”), by and between NewStar and GSO Diamond Portfolio Holdco LLC (the “Asset Buyer”).

If the Merger Agreement and the transactions contemplated by the Asset Purchase Agreement are approved by NewStar’s stockholders and the other conditions under the Merger Agreement and the Asset Purchase Agreement are either satisfied or waived, Merger Sub will be merged with and into NewStar (the “Merger”) and NewStar will continue its corporate existence under Delaware law as the surviving corporation in the Merger. Immediately prior to the Merger, NewStar will sell a portfolio of its investment assets, including loans and other credit investments, to the Asset Buyer (the “Asset Sale”). Upon completion of the Merger, each share of NewStar’s common stock (other than certain shares as set forth in the Merger Agreement) will be converted into the right to receive (i) $11.44 in cash, without interest and (ii) one contractual contingent value right. The proceeds of the Asset Sale will be used to pay down outstanding NewStar debt and to fund a portion of the upfront cash merger consideration payable by First Eagle. NewStar stockholders will not receive directly any portion of the Asset Sale proceeds. Following the completion of the Merger, NewStar’s common stock will no longer be publicly traded, and persons that held such shares prior to the Merger will cease to have any ownership interest in NewStar.

NewStar has filed with the SEC a preliminary proxy statement under Regulation 14A of the Exchange Act and concurrently with the filing of this Transaction Statement, NewStar is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”), pursuant to the definitive version of which NewStar’s board of directors will solicit proxies from stockholders of NewStar to vote at the special meeting of stockholders held for the purpose of, among other related matters, adopting the Merger Agreement and approving the Asset Sale. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and a copy of the Asset Purchase Agreement is attached to the proxy statement as Annex B, and each is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address. NewStar’s name, and the address and telephone number of its principal executive offices, are:

NewStar Financial, Inc.

500 Boylston Street, Suite 1250

Boston, Massachusetts 02116

Telephone: (617) 848-2500

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“The Special Meeting—Record Date and Quorum”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Common Stock and Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Additional Information Regarding NewStar—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Additional Information Regarding NewStar—Transactions in NewStar Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) - (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“The Parties to the Transactions”

“Additional Information Regarding NewStar”

“Additional Information Regarding First Eagle and Corsair”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Not Applicable

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Overview”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Overview”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Effect of the Merger on NewStar’s Common Stock”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

“Special Factors—Purpose and Reasons of NewStar for the Merger”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Transactions”

“The Special Meeting—Required Vote for Approval”

(2)(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Overview”

(2)(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment of the Merger”

(2)(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Interests of NewStar’s Directors and Executive Officers in the Transactions”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Treatment of Employee Stock Options and Restricted Stock”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Employee Matters”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Indemnification of Directors and Officers; Insurance”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Rights of Appraisal”

Annex E—Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Security Holders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Transactions”

(b) - (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

“The Merger Agreement and the Asset Purchase Agreement”

Annex A—Agreement and Plan of Merger

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“The Merger Agreement and the Asset Purchase Agreement”

“Additional Information Regarding NewStar—Transactions in NewStar Common Stock”

“Additional Information Regarding First Eagle and Corsair”

“The Special Meeting—Required Vote for Approval”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Plans for NewStar After the Merger”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Effects of the Merger on NewStar’s Common Stock”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Payment of the Merger Consideration”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Treatment of Employee Stock Options and Restricted Stock”

“Market Price of Common Stock and Dividends”

(c)(1) - (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Overview”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

“Special Factors—Plans for NewStar After the Merger”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Certificate of Incorporation; Bylaws”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Effect of the Merger on NewStar’s Common Stock”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Directors and Officers”

“The Merger Agreement and the Asset Purchase Agreement—Asset Purchase Agreement—Structure of the Asset Sale”

“Market Price of Common Stock and Dividends”

“Additional Information Regarding NewStar”

Annex A—Agreement and Plan of Merger—Article I, Section 1.5

Annex A—Agreement and Plan of Merger—Article I, Section 1.6

Annex A—Agreement and Plan of Merger—Article I, Section 1.7

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Purpose and Reasons of NewStar for the Merger”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

“Special Factors—Plans for NewStar After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Position of First Eagle as to the Fairness of the Merger”

“Special Factors—Position of the Corsair Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Purpose and Reasons of NewStar for the Merger”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Purpose and Reasons of NewStar for the Merger”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

“Special Factors—Plans for NewStar After the Merger”

“Special Factors—Primary Benefits and Detriments of the Transaction”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of NewStar’s Directors and Executive Officers in the Transactions”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Structure of the Merger”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Payment of the Merger Consideration”

“The Merger Agreement and the Asset Purchase Agreement—Asset Purchase Agreement—Structure of the Asset Sale”

“The Merger Agreement and the Asset Purchase Agreement—Asset Purchase Agreement—Payment of the Asset Sale Consideration”

“Additional Information Regarding NewStar—Ratio of Earnings to Fixed Charges”

“Rights of Appraisal”

“Market Price of Common Stock and Dividends”

Annex A—Agreement and Plan of Merger

Annex B—Asset Purchase Agreement

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Purpose and Reasons of NewStar for the Merger”

“Special Factors—Position of First Eagle as to the Fairness of the Merger”

“Special Factors—Position of the Corsair Filing Persons as to the Fairness of the Merger”

“Special Factors—Opinions of NewStar’s Financial Advisors”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

Annex C—Opinion of Credit Suisse Securities (USA) LLC

Annex D—Opinion of Houlihan Lokey Capital, Inc.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Conditions to Closing”

“The Merger Agreement and the Asset Purchase Agreement—Asset Purchase Agreement—Conditions to Closing”

“The Special Meeting—Required Vote for Approval”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Position of First Eagle as to the Fairness of the Merger”

“Special Factors—Position of the Corsair Filing Persons as to the Fairness of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors— Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Position of First Eagle as to the Fairness of the Merger”

“Special Factors—Position of the Corsair Filing Persons as to the Fairness of the Merger”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Opinions of NewStar’s Financial Advisors”

“Where You Can Find Additional Information”

Annex C—Opinion of Credit Suisse Securities (USA) LLC

Annex D—Opinion of Houlihan Lokey Capital, Inc.

Exhibits (c)(1) through (c)(14) of this Transaction Statement are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of NewStar during its regular business hours by any interested equity security holder of NewStar or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary”

“Special Factors—Financing of the Transactions”

“The Merger Agreement and the Asset Purchase Agreement—Asset Purchase Agreement—Financing Assistance from NewStar”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Termination Fees”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Expenses”

“The Merger Agreement and the Asset Purchase Agreement—Asset Purchase Agreement—Termination Fees”

“The Merger Agreement and the Asset Purchase Agreement—Asset Purchase Agreement—Expenses”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Additional Information Regarding NewStar—Transactions in NewStar Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Position of First Eagle as to the Fairness of the Merger”

“Special Factors—Position of the Corsair Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

“The Special Meeting—Voting by NewStar’s Directors and Executive Officers and by Corsair”

“The Special Meeting—Required Vote for Approval”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Position of First Eagle as to the Fairness of the Merger”

“Special Factors—Position of the Corsair Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of First Eagle and Corsair for the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Additional Information Regarding NewStar—Selected Historical Consolidated Financial Data”

“Additional Information Regarding NewStar—Ratio of Earnings to Fixed Charges”

“Additional Information Regarding NewStar—Book Value per Share of NewStar Common Stock”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) - (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Interests of NewStar’s Directors and Executive Officers in the Merger—Golden Parachute Compensation”

“The Merger Agreement and the Asset Purchase Agreement—Merger Agreement—Treatment of Employee Stock Options and Restricted Stock”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(2)(i) Preliminary Proxy Statement of NewStar Financial, Inc. (incorporated by reference to the Schedule 14A filed on November 9, 2017 with the Securities and Exchange Commission).

(a)(2)(ii) Revised Preliminary Proxy Statement of NewStar Financial, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2)(iii) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv) Letter to NewStar Financial, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)(i) Press Release dated October 17, 2017 (filed as Exhibit 99.1 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed October 17, 2017 and incorporated herein by reference).

(a)(5)(ii) Press Release dated November 1, 2017 (filed as Exhibit 99.1 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed November 1, 2017 and incorporated herein by reference).

(a)(5)(iii) Press Release dated November 20, 2017 (filed as Exhibit 99.1 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed November 20, 2017 and incorporated herein by reference).

(b)(1)* Debt Commitment Letter, dated October 16, 2017, by and among Wells Fargo Bank, National Association, GSO Diamond Portfolio Borrower LLC and GSO Diamond Portfolio Fund LP.

(b)(2)* Debt Commitment Letter, dated October 16, 2017, by and among CDPQ Fixed Income V Inc., GSO Diamond Portfolio Borrower LLC and GSO Diamond Portfolio Fund LP.

(b)(3) Equity Financing Commitment Letter, dated October 16, 2017, by and between GSO Diamond Portfolio Fund LP and NewStar Financial Inc.

(c)(1)* Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated April 13, 2017.

(c)(2)* Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated July 31, 2017.

(c)(3)* Supplemental Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated July 31, 2017.

(c)(4)* Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated August 29, 2017.

(c)(5) Supplemental Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated August 29, 2017.

(c)(6)* Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated August 31, 2017.

(c)(7) Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated October 7, 2017.

(c)(8) Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NewStar, dated October 16, 2017.

(c)(9) Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated November 20, 2017.

(c)(10) Preliminary Discussion Materials prepared by Houlihan Lokey Capital, Inc. for the Board of Directors of NewStar, dated October 5, 2017 which were reviewed and discussed with the Board on October 7, 2017.

(c)(11) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for the Board of Directors of NewStar, dated October 16, 2017.

(c)(12) Opinion of Credit Suisse Securities (USA) LLC, dated October 16, 2017 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(13) Opinion of and Houlihan Lokey Capital, Inc., dated October 16, 2017 (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of October 16, 2017, by and among First Eagle Holdings, Inc., FE Holdco, LLC, FE Merger Sub, Inc. and NewStar Financial, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Asset Purchase Agreement, dated as of October 16, 2017, by and between GSO Diamond Portfolio Holdco LLC and NewStar Financial, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3) Limited Guaranty, dated October 16, 2017 by GSO Diamond Portfolio Fund LP in favor of NewStar Financial, Inc.

(d)(4) Assignment and Security Agreement among GSO Diamond Portfolio Fund LP, GSO Diamond Portfolio Feeder Fund LP, GSO Diamond Portfolio Associates LLC and NewStar Financial, Inc., dated October 16, 2017.

(d)(5) Cooperation Agreement, dated October 16, 2017, by and among GSO Diamond Portfolio Fund LP, GSO Capital Partners LP, GSO Diamond Portfolio Holdco LLC, First Eagle Holdings Inc., FE Holdco, LLC and FE Merger Sub, Inc.

(f)(1) The section entitled “Rights of Appraisal” contained in the Proxy Statement is incorporated herein by reference.

(f)(2) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex E of the Proxy Statement).

(g) None.

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

[Remainder of this Page Intentionally Left Blank]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 27, 2017

NEWSTAR FINANCIAL, INC.

By:	/s/ John Kirby Bray
Name: John Kirby Bray Title: Chief Financial Officer

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O’Connor
Name: David O’Connor Title: General Counsel and Secretary

FE HOLDCO, LLC

By:	/s/ David O’Connor
Name: David O’Connor Title: General Counsel and Secretary

FE MERGER SUB, INC.

By:	/s/ David O’Connor
Name: David O’Connor Title: General Counsel and Secretary

CORSAIR CAPITAL LLC

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Managing Partner

CORSAIR II, L.P.

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR II, L.L.C.

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR PTJB, LLC

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR III FINANCIAL SERVICES CAPITAL PARTNERS, L.P. By: Corsair Capital LLC, as General Partner

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Managing Partner

CORSAIR III FINANCIAL SERVICES OFFSHORE 892 PARTNERS, L.P.

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR III MANAGEMENT, L.P.

By: Corsair Capital LLC, as General Partner

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Managing Partner